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March 15, 2013

VIA EDGAR

Mr. David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	3SBio Inc.
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed on March 4, 2013
File No. 005-82724

Dear Mr. Orlic:

     On behalf of 3SBio Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 12, 2013 with respect to the Schedule 13E-3, File No. 005-82724 (the “Schedule 13E-3”), filed on March 4, 2013 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

     We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Dr. Jing Lou, Mr. Dan Lou, Mr. Bin Huang, Ms. Dongmei Su, Century Sunshine Limited, Decade Sunshine Limited, Decade Sunshine Merger Sub or CPEChina Fund, L.P., such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Securities and Exchange Commission, p. 2

     Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) and a revised proxy statement (the “Revised Proxy Statement”) attached as Exhibit (a)(1) thereto. In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively, is being provided to the Staff via email.

* * *

Cover Page

1.	Please prominently place the legend required by Rule 13e-3(e)(1)(iii) on the outside cover page of your disclosure document.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 1 of the letter to shareholders.

2.

Please more prominently and directly state on the cover page of your disclosure document that you are seeking approval for a merger with affiliates of the company. Use of generic defined terms such as “Rollover Shareholders,” “Consortium,” and “Buyer Group” obscures this material factor.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 1 of the letter to shareholders.

3.

Disclosure on your cover page and elsewhere in your document indicates that ADS holders may cancel their ADSs in order to take certain actions. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

The disclosure has been revised accordingly to reflect the Staff’s comment where appropriate throughout the Revised Proxy Statement. Please refer to page 4 of the letter to shareholders and pages 4, 6, 22, 23, 76 and 77 of the Revised Proxy Statement.

Background of the Merger, page 28

4.	Please file the consortium agreement as an exhibit to your Schedule 13E-3 and describe this agreement fully in your disclosure document. See Item 1005(e) and Item 1016(d) of Regulation M-A.

The consortium agreement has been added to the Schedule 13E-3 as an exhibit and the Proxy Statement has been revised to reflect the Staff’s comment. Please refer to exhibit (d)-(6) of Amendment No. 1 and page 28 of the Revised Proxy Statement.

5.	Please disclose the preliminary projections described on pages 30 and 48.

Securities and Exchange Commission, p. 3

In response to the Staff’s comment, the preliminary projections prepared by the Company’s management as of October 3, 2012 have been added to the disclosure, except for its projections with respect to the year 2012. In addition, we have amended the disclosure of the October 15, 2012 projections. Please refer to page 50 of the Revised Proxy Statement. Because the Company is scheduled to release its fourth quarter and full year 2012 results on March 19, 2013, China Standard Time, the Company respectfully advises the Staff that it prefers not to publicly file its 2012 projections in this amendment prior to the earnings announcement, but will disclose the 2012 projections in the next Schedule 13E-3 amendment filing.

Reasons for the Merger and Recommendation of the Independent Committee…, page 37

6.	Please revise the first 3 bullet points on page 38 so that they more specifically and succinctly describe how these factors affected the determination of the board of directors.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 38 of the Revised Proxy Statement.

7.

The eighth bullet point on page 38 refers to historical market prices, but contains figures dating only to announcement of the merger proposal. Please revise to specify the consideration given to historical market prices by the board of directors. We have similar concerns regarding the first bullet point on page 45. See Instruction 2(ii) to Item 1014 of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 38 and page 45 of the Revised Proxy Statement.

8.

The last two bullet points on page 39 and first bullet point on page 40 appear to contradict the second bullet point on page 40. Please revise your disclosure or advise. We have similar concerns regarding the last two bullet points on page 46.

The Company respectfully advises the Staff that it believes the referenced bullet points are not inconsistent. The second bullet point on page 40 discloses the independent committee's reasonable belief that it was unlikely that any transaction with a third party could be completed for the reasons stated in the disclosure. The last two bullet points on page 39 and the first bullet point on page 40, however, describe the merger agreement provisions that permit the independent committee to respond to any third party proposals that are in fact received and to change its recommendation of the merger. The independent committee believed it was important to retain this flexibility in the merger agreement in the event other proposals are received, regardless of the committee's belief regarding the likelihood of such proposals or other transactions. Therefore we believe the bullet points are not inconsistent and that no changes to this disclosure are necessary. For the same reason, we think that no changes need to be made to the last two bullet points on page 46.

Securities and Exchange Commission, p. 4

Certain Financial Projections, page 48

9.

Disclosure on page 50 indicates that the company, the Consortium and the independent committee view the projections as non-material. Please advise how this can be the case, given that these projections were used by the financial advisor in performing its fairness analysis.

In response to the Staff’s comment, the statement in question has been removed from the Proxy Statement. Please refer to page 50 of the Revised Proxy Statement.

Financing, page 89

10.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 89 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 107

11.	Please provide the information required by Item 1008(a) of Regulation M-A with respect to CITIC PE.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 107 of the Revised Proxy Statement.

Annex D: Directors and Executive Officers of Each Filing Person, page D-1

12.	Please provide the full employment history during the past five years for Bo Tan, Ke Li and Ching-Nar. See Item 1003(c)(2) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages D-1 to D-4 of the Revised Proxy Statement.

* * *

Securities and Exchange Commission, p. 5

     Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Dr. Jing Lou, Mr. Dan Lou, Mr. Bin Huang, Ms. Dongmei Su, Century Sunshine Limited, Decade Sunshine Limited, Decade Sunshine Merger Sub and CPEChina Fund, L.P., as requested by the Staff.

     Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang
Ling Huang, Esq.

cc:	W. Clayton Johnson, Esq.

Clearly Gottlieb Steen & Hamilton LLP
Twin Towers - West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

Gregory Puff, Esq.
Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark,
15 Queen's Road Central, Hong Kong

Securities and Exchange Commission, p. 6

EXHIBIT A – ACKNOWLEDGEMENT

     In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 12, 2013 with respect to the Schedule 13E-3, File No. 005-82724 (the “Schedule 13E-3”), filed on March 4, 2013 by 3SBio Inc. and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3SBio Inc.

By:	/s/ Tianruo (Robert) Pu

Name:	Tianruo (Robert) Pu

Title:	Chairman of Independent

Committee

Century Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Securities and Exchange Commission, p. 7

Title:	Director

Decade Sunshine Merger Sub

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Jing Lou

By:	/s/ Dr. Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Dongmei Su

By:	/s/ Dongmei Su

CPEChina Fund, L.P.

By: CITIC PE ASSOCIATES, L.P., as
general partner

By: CITIC PE Funds Limited, as general
partner

By:	/s/ Cindy Chan

Name:	Cindy Chan

Title:	Director